

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 22, 2006

Mr. Donald E. Steen
Chief Executive Officer and Chairman of the Board
Ameripath, Inc.
7111 Fairview Drive, Suite 400
Palm Beach Gardens, FL 33418

>   **Re: Ameripath, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 28, 2006**
>   **Form 8-K/A1 dated January 31, 2006**
>   **Filed April 12, 2006**
>   **Forms 10-Q for the quarters ended March 31 and June 30, 2006**
>   **Filed May 9 and August 14, 2006**
>   **File No. 333-17065**

Dear Mr. Steen:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-K
Item 1 – Business, page 1
Billing, page 6

1.   Please disclose whether the company's services typically involve collection of co-payments from patients. If so, please describe the results of your collections for each period for services provided in which the co-payment was not made at the time the service was performed.

Item 7 – Management's Discussion and Analysis, page 21

2.   In view of the fact that your provision for doubtful accounts receivable was a significant percentage of revenues for the periods covered by the financial statements, please discuss the steps the company takes in collecting accounts receivable and your policy for determining when receivables are considered bad debts and ultimately written off. Please also discuss how the company estimates its allowance for bad debts including whether your billing systems generate aging schedules.

3.   Expand your discussion of the provision for doubtful accounts on pages 22 and 26 to quantify the changes in outpatient and inpatient revenues as a percentage of consolidated revenues, since this is given as "one of the primary reasons" for the reduction in the provision. Also, expand the discussion to address the other primary reasons. Discuss the underlying reasons for the changes, including the lower recoverability of CPC fees in the inpatient segment. Quantify the amount of CPC fees in each period and discuss the changes from period to period. Since the CPC fees frequently go unpaid, please explain how you recognize revenue for these charges.

4.   Please explain your billing process and revenue recognition policies for outpatient services provided to indigent patients. On page 22, you state services provided to indigent patients contribute to a higher provision for doubtful accounts for inpatient services. However, it is not clear how the provision of these services would meet your revenue recognition criteria. If applicable, state the circumstances when service is provided to a patient where insurance is not verified prior to the service being performed and quantify the percentage of these encounters.

Item 8 – Financial Statements
Note 2, Summary of Significant Accounting Policies, page F-8

5.   Please tell us your basis under Chapter 3 of ARB 43 for the classification of
        restricted cash of approximately $26.7 million and $17.9 million as of December
        31, 2005 and 2004, as current assets. It appears the related liabilities are classified
        as long-term, based on the discussion of the self insured claims liability on pages F-
        9 and F-10. Revise the disclosure on page F-8 to clarify the nature and source of
        "premium revenue received by the Company's insurance captive."

Note 8, Intangible Assets, page F-15

6.   Based upon the guidance in paragraph 11 of SFAS 142, please tell us what factors
        the company used in determining that its hospital contracts will have a useful life of
        approximately 25 years. We note that such assets comprise more than 70% of
        intangible assets at year end.

Note 14 - Long-Term Debt, page F-17

7.   Please reconcile the $354,000 current portion of long-term debt at December 31,
        2005, with the $3.5 million of other indebtedness due in less than one year as
        shown in the tables on page F-18.

8.   Please explain how amortization of the premium on the senior subordinated notes is
        reflected in the financial statements. We note there is no non-cash interest expense
        disclosed in the statements of cash flows on page F-6. The fourth sentence
        regarding the senior subordinated notes on page F-19 implies the premium is not
        being amortized to interest expense, since the net premium is included with other
        liabilities.

Item 9A, Controls and Procedures, page 41

9.   You state the chief executive and financial officers have concluded the company's
        disclosure controls and procedures are effective, "except for the internal control
        deficiency described above." Given the exception noted, it remains unclear
        whether your officers have concluded your disclosure controls and procedures are
        effective. Please revise your disclosure to state, in clear and unqualified language,
        the conclusions reached on the effectiveness of your disclosure controls and
        procedures, as required by Item 307 of Regulation S-K. If you conclude your
        disclosure controls and procedures are effective, please explain how the disclosure

controls and procedures were determined to be effective in consideration of the identified matters.

10. Discuss in greater detail the nature of the material weakness identified in your disclosure. Disclose when the material weakness was identified and when it began. Also, clearly disclose whether the company believes the material weakness existed at the end of the period covered by the report.

Form 8-K/A1 filed April 12, 2006
Exhibit 99.1
Note 13, Commitments and Contingencies, page 24

11. The disclosures specified in paragraph 10 and 11 of SFAS 5 regarding the company's contingent liability involving Dragon and SLA should be provided on a gross basis prior to consideration of any insurance coverage. If it appears reasonably possible that the outcome of this uncertainty may result in a liability which would be material to an investor, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Any disclosures regarding insurance issues should be provided separately.

Exhibit 99.2
Pro Form Adjustments, page 7

12. Please explain the basis for pro forma adjustments (g) and (k). It appears that direct acquisition costs and merger costs should be included in the purchase price of Specialty, or if related to issuing securities, should be recognized as a reduction of the otherwise determinable fair value of the securities. See paragraph 24 of SFAS 141.

13. Please explain the basis for pro forma adjustment (l) since it does not appear that compensation costs during the prior year should be eliminated unless directly attributable to the acquisition transaction and expected to have a continuing impact. See section 210.11-02(b) (6) of Regulation S-X.

Forms 10-Q for the periods ending March 31 and June 30, 2006

14. Please revise to address applicable comments on the Forms 10-K and 8-K, including the comment on Note 13 of the annual financial statements and the comments on disclosure controls and procedures.

15.   Please expand Note 12 to the interim financial statements to provide the disclosures required by paragraphs A240 – A242 of SFAS 123R, including the information required by paragraphs A240(c) (1) and A240 (d).

Closing Comments

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 or Terence O'Brien, Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies